Exhibit A-1

ARTICLES OF ORGANIZATION - LIMITED LIABILITY COMPANY

Executed by the undersigned for the purpose of forming a Wisconsin limited liability company under Ch. 183 of the Wisconsin statutes:

Article 1.	Name of the limited liability company: Port Washington Generating Station, LLC

Article 2.	The limited liability company is organized under Ch. 183 of the Wisconsin Statutes.

Article 3.	Name of the initial registered agent. Thomas H. Fehring

Article 4.	Street address of the initial registered office. 301 West Wisconsin Avenue Suite 600 Milwaukee, WI 53203

Article 5.	Management of the limited liability company shall be vested in: A manager or managers

Article 6.	Name and complete address of each organizer: Susan T. Lapinski 411 East Wisconsin Avenue Suite 2040 Milwaukee, WI 53202-4497

Other Information	This document was drafted by: David D. Wilmoth

Signature Susan T. Lapinski

Effective Date: 12/23/2002

Filed: 12/27/2002